Exhibit 99.2

Performance for Quarter ended December 31, 2017 Jatin Dalal Chief Financial Officer Wipro Limited

IT Services revenue $ 2013.0 Million † 0.9% QoQ growth in constant currency terms † 3.0% YoY growth in constant currency terms © confidential 2

IT Services margin adjusted margins* 17.2% † 10 basis points from Q2 FY18 reported margins 14.8% † 250 basis points from Q2 FY18 *We have recorded a provision of ₹ 3,175 million, consequent to insolvency of a customer, post balance sheet date, which has impacted our IT Services margins in Q3 FY18 by 240 basis points. Adjusted for that, our adjusted IT Services Margins for the quarter were 17.2% down 10bps as compared to Q2 FY18. © confidential 3

Net income adjusted net income* ₹ 21.9 Billion reported net income ₹ 19.4 Billion Highlights • Realized rate for IT Services in Q3’18 was ₹ 65.74 vs. a rate of ₹ 65.40 realized for Q2. • The Effective Tax Rate for Q3’18 was at 21.7%. **We have recorded a provision of ₹ 3,175 million, consequent to insolvency of a customer, post balance sheet date. Adjusted for that, our adjusted Net Income for the quarter was ₹ 21.9 billion which grew 0.1% QoQ and 4.0% YoY. © confidential 4

Operating Cash flow for first nine months of FY’18 ₹ 76.7 Billion † 14.2% increase in cash flow for first nine months of FY’18 124% of net income for first nine months of FY’18 Gross Cash: ₹ 28,935 crores © confidential 5

Quarter highlights Business Units Banking, Financial † 4.4% QoQ Healthcare & † 2.5% QoQ Services & Insurance Lifesciences in CC terms in CC terms Geographies Europe † 4.7% QoQ in CC terms India & ME † 1.4% QoQ in CC terms Services Business Process † 4.7% QoQ Services in CC terms Digital † 4.0% QoQ in $ terms © confidential 6

Quarter highlights 1. Top 10 accounts grew by 12% YoY. 2. $50Mn+ accounts increased from 33 in Q3’17 to 41 in Q3’18. 3. Digital revenue surpassed 25% of IT Services. We now have 90,000+ trained on digital skills. 4. Consulting portfolio grew 9.9% QoQ and 31.1% YoY with a 4-quarter CQGR of 7.0%. 5. More than 55% of our employees in US , 95% in LATAM, and nearly 2/3rd in Continental Europe are locals. 6. We concluded the buyback of 343.75 million equity shares which resulted in a total cash outflow of ₹ 110,000 million. We saw an active participation from the Investors. 7. Wipro declared an interim dividend of ₹ 1.00 per share. © confidential 7

Outlook Q4 FY 18 We expect the Revenue from our 1.0%—3.0% IT Services business to be in the in CC terms range of $2,033 million to $2,073 million*. * Guidance is based on the following exchange rates: GBP/USD at 1.33, Euro/USD at 1.18, AUD/USD at 0.76, USD/INR at 64.49 and USD/CAD at 1.28. © confidential 8

Thank You

Reconciliation of Selected GAAP measures to Non-GAAP measures Reconciliation of Gross Cash WIPRO LIMITED AND SUBSIDIARIES (Amounts in ₹ crores) As of December 31, 2017 Computation of Gross cash position Cash and cash equivalents 5,207 Investments—Current 23,728 Total 28,935 Reconciliation of Free Cash Flow WIPRO LIMITED AND SUBSIDIARIES (Amounts in ₹ crores) Three months ended Nine months ended December 31, 2017 December 31, 2017 Profit for the period [A] 1,937 6,205 Computation of Free cash flow Net cash generated from operating activities 2,983 7,673 Add/(deduct) cash inflow/(outflow) on : Purchase of Property, plant and equipment (578) (1,540) Proceeds from sale of Property, plant and 11 80 equipment Free cash flow [B] 2,416 6,213 Free cash flow as a percentage of Net income [B/A] 125% 100% Reconciliation of Non-GAAP constant currency Revenue Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($MN) Three months ended December 31, 2017 IT Services Revenue as per IFRS $2013.0 Effect of Foreign currency exchange movement $ 18.2 Non-GAAP Constant Currency IT Services Revenue based on previous quarter exchange rates $ 2,031.2 Three months ended December 31, 2017 IT Services Revenue as per IFRS $2,013.0 Effect of Foreign currency exchange movement $ (53.1) Non-GAAP Constant Currency IT Services Revenue based on exchange rates of comparable period in previous year $1,959.9 © 2017 Wipro wipro.com confidential 10

Reconciliation of Adjusted Segment Result and Net Income Reconciliation of Adjusted Segment Result and Net Income (₹ MN) Three Months ended December 31,2017 IT Services Segment Results 19,590 Profit attributable to Equity Shareholders (Net Income) 19,371 Impact of customer insolvency 3,175 Post-tax impact of customer insolvency 2,568 Adjusted Profit attributable to Equity Shareholders (Net Adjusted IT Services Segment Results 22,765 Income) 21,939 © 2017 Wipro wipro.com confidential 11